Exhibit 99.1

1Q2008 RESULTS RELEASE	MAY 7, 2008

Strong underlying performance (up 9%); net income affected by market conditions

¡	Strong business performance results in a 9% rise in underlying earnings before tax

¡	Operating earnings and net income affected by recent turmoil in world financial markets

¡	AEGON reports no significant impairments, reflecting high quality of investment portfolio

¡	AEGON confident it will meet 2010 value of new business target despite decline in first quarter

Chairman’s Statement

AEGON’s Chairman of the Executive Board and CEO Alexander Wynaendts stated:

“AEGON’s businesses continued to demonstrate strong underlying performance, despite the turbulent environment. Retail sales progressed well during the quarter, in particular in the US and the Netherlands. The downturn in financial markets and a weak US dollar resulted in AEGON reporting considerably lower operating earnings and net income for the first quarter. Since the end of the quarter we have seen a reversal of the widening of credit spreads, which would have reduced significantly the negative impact of fair value assets on AEGON’s operating earnings and net income. The quality of our investment portfolio is again demonstrated by the fact that AEGON experienced no material impairments in the first quarter. In addition, our capital position and cash flows remain strong. We also remain confident in our progress toward our 2010 VNB target. Finally, in line with our international growth strategy, we successfully continued our international expansion in Central and Eastern Europe and Turkey.”

PERFORMANCE INDICATORS

amounts in EUR millions (except per share data)	Notes	1Q 2008	1Q 2007%		At constant currency %
	1
Underlying earnings before tax	2	658	602	9	22
Net operating earnings		267	484	(45)	(38)
Net income	3	153	707	(78)	(75)
Net income per share		0.07	0.42	(83)	(79)
New life sales	4	686	826	(17)	(8)
Total deposits	5	8,636	12,976	(33)	(25)
Value of new business (VNB)		186	232	(20)	(12)
Return on equity - underlying earnings	6	13%	11%	18

For notes see page 28.

Media relations + 31 70 344 8344 Investor relations + 31 70 344 8305 + 1 877 548 9668 – toll free USA only	Media conference call 8:15 am CET Analyst & Investors call 3:00 pm CET	Website www.aegon.com Financial supplement AEGON’s Q1 2008 financial supplement is available on www.aegon.com	2008050701

Strategic developments

AEGON has a focused strategy, aimed at creating long-term value for all its stakeholders. The Group’s objectives are to expand its international presence, further strengthen its distribution networks and invest in its growing pension businesses. AEGON took a number of specific steps to meet these objectives:

¡

AEGON strengthened its position in the developing pension and asset management markets in Central and Eastern Europe (CEE) by signing an agreement to acquire the UNIQA Asset Management Company and the Heller-Saldo 2000 Pension Fund Management Company in Hungary, with a total number of pension fund members of 140,000. Following the acquisition, AEGON Hungary’s pension revenue generating investments will amount to EUR 1.9 billion.

¡

As part of its ongoing efforts to expand in rapidly developing markets, AEGON also announced the acquisition of Turkish life and pension company Ankara Emeklilik. Turkey, with its population of 74 million people, has a low life insurance penetration and the private pensions market has significant growth potential. In addition, Ankara Emeklilik has a well-established presence in the Turkish life insurance and private pensions market, with more than 54,000 pension fund members and EUR 35 million in revenue generating investments. Ankara Emeklilik sells through a variety of different channels and has an agreement with Şekerbank to distribute products and services through a nationwide network of 236 branches.

¡

In April, AEGON and Industrial Securities, one of China’s leading securities firms, announced the establishment of a new asset management joint venture following final approval from the country’s regulatory authorities. The joint venture will be named AEGON Industrial Fund Management Company. Under the agreement, AEGON will acquire a 49% interest in Industrial Fund Management Company (IFMC), a subsidiary of Industrial Securities. IFMC is a Chinese mutual fund manager with approximately EUR 3 billion in revenue generating investments. Industrial Securities will retain the remaining 51% of IFMC.

AEGON’s value of new business (VNB) decreased to EUR 186 million. The decline was due primarily to the impact of a weaker US dollar and British pound and a lower contribution from the Group’s life reinsurance and institutional businesses in the Americas. There was a decline in VNB from both Taiwan and the Netherlands, because of a recent change in business mix and the effect of markets on unit-linked sales in Taiwan, while in Spain new business volumes were also lower. AEGON’s operations in CEE again reported strong growth in VNB, helped by the launch of a new mandatory pension fund in Romania at the start of 2008.

Value of new business 1Q 2008

Internal rates of return, meanwhile, improved, rising to 18.4% as the Group continued to focus on writing profitable new business.

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Financial highlights

FINANCIAL OVERVIEW

EUR millions	Notes	1Q 2008	1Q 2007%		At constant currency %
	1

Underlying earnings before tax by line of business
Life and protection		252	260	(3)	7
Individual savings and retirement products		116	125	(7)	5
Pensions and asset management		121	132	(8)	(1)
Institutional products		108	87	24	41
Reinsurance		43	36	19	34
Distribution		9	10	(10)	(13)
General insurance		17	3	N.M.	N.M.
Interest charges and other		(17)	(58)	(71)	(61)
Share in net results of associates		9	7	29	36
Underlying earnings before tax		658	602	9	22
Over / (under) performance of fair value items		(316)	39	N.M.	N.M.
Operating earnings before tax		342	641	(47)	(40)

Operating earnings before tax by line of business
Life and protection		232	262	(11)	(2)
Individual savings and retirement products		(58)	136	N.M.	N.M.
Pensions and asset management		87	146	(40)	(34)
Institutional products		(55)	100	N.M.	N.M.
Reinsurance		31	36	(14)	(3)
Distribution		9	10	(10)	(13)
General insurance		17	2	N.M.	N.M.
Interest charges and other		70	(58)	N.M.	N.M.
Share in net results of associates		9	7	29	36
Operating earnings before tax		342	641	(47)	(40)

Gains/(losses) on investments		(39)	283	N.M.	N.M.
Impairment charges		(32)	7	N.M.	N.M.
Other income/(charges)		(54)	15	N.M.	N.M.
Income before tax		217	946	(77)	(73)
Income tax		(64)	(239)	(73)	(68)
Net income		153	707	(78)	(75)

Net underlying earnings		503	455	11	23
Net operating earnings		267	484	(45)	(38)

Underlying earnings geographically
Americas		478	478	0	14
The Netherlands		113	87	30	30
United Kingdom		45	66	(32)	(23)
Other countries		39	29	34	37
Holding and other		(17)	(58)	(71)	(61)
Underlying earnings before tax		658	602	9	22
Operating earnings geographically
Americas		104	505	(79)	(76)
The Netherlands		84	99	(15)	(15)
United Kingdom		45	66	(32)	(23)
Other countries		39	29	34	37
Holding and other		70	(58)	N.M.	N.M.
Operating earnings before tax		342	641	(47)	(40)

Commissions and expenses		1,416	1,515	(7)	2
of which operating expenses		783	795	(2)	7

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Operational highlights

Overview

AEGON’s businesses delivered a strong underlying performance in the first quarter of 2008 despite the impact of recent turmoil in world financial markets and weaker currencies in both the United States and the United Kingdom. Underlying earnings, which exclude the effect of market fluctuations on fair value items, were up 9% (or 22% on a constant currency basis). This increase was primarily the result of business growth as well as more favorable investment spreads in the Americas, strong life insurance earnings in CEE, and higher investment income in the Netherlands.

Extremely volatile financial markets, characterized by an unparalleled spike in credit spreads, declining risk free interest rates and lower equity markets had a significant impact on the Group’s operating earnings. Operating earnings include the fair value movements of certain investment classes in the Netherlands and the Americas, as well as a number of products containing financial guarantees. These items considerably underperformed their long-term expected returns. As a result, AEGON’s operating earnings before tax declined to EUR 342 million.

Net income was down to EUR 153 million, a result of lower operating earnings and a decline in realized investment gains. Despite unfavorable market conditions, net impairments totaled just EUR 32 million (3 bps of general account investments) during the quarter. AEGON’s subprime portfolio experienced no impairments this quarter.

Underlying earnings before tax

Underlying earnings before tax increased by 9% (or 22% in constant currencies). Underlying earnings from the Americas, the Netherlands and Other countries all showed strong growth compared with the same period in 2007. In the Americas, earnings benefited from higher spreads and continued underlying growth. In the Netherlands, earnings were positively impacted by higher investment income and the inclusion of a Dutch life insurance company acquired in 2007. The United Kingdom reported a decrease in its underlying earnings, due primarily to the impact of lower financial markets on fund-related fees. Earnings from Other countries were mainly driven by growth of the life insurance business in CEE.

Operating earnings before tax

Operating earnings before tax decreased to EUR 342 million. The weakening of the US dollar and the British pound impacted operating earnings. Operating earnings in the Americas and The Netherlands showed a decline as a result of the impact of financial markets on the performance of fair value items.

The first quarter saw an unprecedented widening in credit spreads. This had a negative impact on the market value of AEGON’s EUR 4.2 billion synthetic CDO (collateralized debt obligation) program and other credit-related financial instruments. Lower interest rates, meanwhile, affected the fair value of guarantees in AEGON’s segregated fund business in Canada, as well as the Group’s total return annuities and its GMWB (guaranteed minimum withdrawal benefits) variable annuity riders. AEGON’s hedge funds portfolio experienced an underperformance, after outperforming expected long-term returns for ten consecutive quarters. As a result of widening credit spreads, AEGON’s operating earnings included a EUR 87 million gain from bonds issued by the Group. These bonds are held in the Group’s accounts at fair value and are hedged using swaps. Movements in the fair value of these swaps usually offset any gains or losses from the bonds themselves.

Net income

Net income was down to EUR 153 million, primarily the result of lower operating earnings and lower realized investment gains in the Americas and the Netherlands. A negative tax impact from intercompany reinsurance transactions largely explains the increase in the effective tax rate.

Commissions and expenses

Commissions and expenses declined 7% in the first quarter. Operating expenses were 2% lower, due to the recent strengthening of the euro. In constant currency, operating expenses increased 7%, due to further investments in the business.

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SALES

EUR millions	Notes	1Q 2008	1Q 2007%		At constant currency %
New life sales
Life single premiums		2,757	3,875	(29)	(22)
Life recurring premiums annualized		410	438	(6)	4
Total recurring plus 1/10 single		686	826	(17)	(8)

New premium production accident and health insurance		166	176	(6)	7
New premium production general insurance		16	12	33	30

Gross deposits (on and off balance) by line of business
Fixed annuities		306	193	59	81
Variable annuities		685	683	0	13
Saving deposits		648	569	14	14
Retail mutual funds		564	584	(3)	10
Pensions and asset management		3,183	3,161	1	14
Institutional guaranteed products		3,249	7,786	(58)	(52)
Reinsurance		1	0	N.M.	N.M.
Total gross deposits		8,636	12,976	(33)	(25)

Net deposits (on and off balance) by line of business
Fixed annuities		(795)	(1,316)	40	31
Variable annuities		(152)	(175)	13	6
Saving deposits		(72)	(65)	(11)	(11)
Retail mutual funds		171	192	(11)	1
Pensions and asset management		1,170	(264)	N.M.	N.M.
Institutional guaranteed products		(1,195)	1,946	N.M.	N.M.
Reinsurance		(15)	0	N.M.	N.M.
Total net deposits		(888)	318	N.M.	N.M.

REVENUE GENERATING INVESTMENTS
		At Mar. 31 2008	At Dec. 31 2007

Revenue generating investments (total)	7	339,833	370,470	(8)	(3)

Investments general account		125,359	132,861	(6)
Investments for account of policyholders		126,273	142,384	(11)
Off balance sheet investments third parties		88,201	95,225	(7)

Sales

Overall new life sales were down to EUR 686 million, due mainly to lower sales of both life reinsurance and bank- and corporate-owned life insurance in the Americas. Retail life sales in the Americas were up 9% and immediate annuity sales in the Netherlands also showed strong growth. New life sales in Asia decreased significantly as a result of the ongoing shift from traditional to unit-linked products and variable annuity deposits, as well as the negative effect from markets on unit-linked sales in Taiwan. Unit-linked sales in CEE were impacted by equity market volatility. In the United Kingdom, declines in sales of individual pensions were offset by increases in group business and higher sales of individual protection and annuity products.

Deposits

In the Americas, Pensions & asset management experienced continued strong growth in deposits. Fixed annuities sales benefited from a steepening of the yield curve. Variable annuity deposits increased primarily as a result of continued strong sales through banks, broker/dealers, fee planners and the inclusion of Merrill Lynch’s life insurance companies. Retail mutual funds continued to experience positive net inflows despite negative market sentiment. The decline in net deposits is mainly a result of the decline in institutional guaranteed products as no deals were possible at acceptable spreads. CEE again showed a solid increase in total gross deposits, as did Asia where a new variable annuity product was launched in Taiwan.

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AEGON’s investment portfolio

During the first quarter this year, there was a further deterioration in international credit markets. AEGON’s credit risks are concentrated primarily in the United States. The Group has structured its US investment portfolio defensively to weather a stressed credit environment. As a result, net impairments on investments totaled just EUR 32 million for the Group in the first quarter, evidence of the continued high quality of the Group’s investment portfolio.

Lower financial markets have, however, led to revaluation of credit related assets. Unlike impairments, these revaluations have no impact on the Group’s earnings. Under IFRS, for the ‘available for sale’ investment portfolio, any changes in the fair value are reflected in the revaluation reserve as part of the Group’s shareholders’ equity. Since the beginning of this year, AEGON’s revaluation reserve has declined by EUR 1.5 billion as a consequence of significantly wider credit spreads and lower equity markets, partly offset by lower interest rates.

Revaluations reflect movements in financial markets. Assets are only impaired if AEGON intends to sell at a loss or otherwise does not expect to receive full principal and interest on a particular investment. AEGON is a long-term investor and generally intends to retain large parts of the portfolio until maturity. Moreover, as a result of the Group’s effective asset and liability management, AEGON has ample liquidity in its investment portfolio.

AEGON continues to have limited exposure to the US subprime market. However, the credit risk is concentrated primarily in a certain segment, floating rate subprime assets, with over 85% rated AAA and AA. The value of these securities has been affected by the recent deterioration in the US financial markets. At the end of March, these investments, totaling EUR 1,098 million, showed an unrealized net loss of EUR 334 million. While there is clearly a risk of future impairments in this area, AEGON believes this exposure is of manageable size.

Revenue generating investments

Revenue generating investments totaled EUR 340 billion at the end of March 2008, down 8% from year-end 2007 and down 3% on a constant currency basis. The decline on a constant currency basis was due primarily to lower financial markets during the first quarter.

Capital management

At the end of March, shareholders’ equity totalled EUR 12.6 billion, a decrease of EUR 2.6 billion compared with the end of December 2007. AEGON’s revaluation reserve declined by EUR 1.5 billion. Foreign currency translation effects had an impact of EUR 1.1 billion, primarily due to a decline in the value of the US dollar and UK pound since year-end 2007 (of 7% and 9% respectively). The positive impact of net income (EUR 153 million) was partly offset by paid coupons on perpetuals (EUR 46 million) and the cost of repurchasing AEGON shares to hedge the Group’s 2008 employee stock option program (EUR 73 million).

AEGON applies leverage tolerances to its capital base, which reflects the capital employed in its core activities. This capital base consists of three elements: shareholders’ equity, capital securities and subordinated and senior debt. AEGON aims to ensure that shareholders’ equity accounts for at least 70% of its overall capital base, capital securities8 25% and subordinated and senior debt a maximum of 5%. AEGON manages its economic exposure to currency revaluations in its capital base. AEGON has raised the majority of its perpetual securities denominated in US dollars. These securities are part of Group equity and as a result are carried in the balance sheet at the original EUR/USD exchange rate. At the end of March 2008, shareholders’ equity represented 72% of AEGON’s total capital base. Group equity, which includes other equity instruments (such as perpetual capital securities) and minority interests, represented 93% of total capital 8, 9.

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In January, AEGON launched a 30-year USD 1.5 billion AXXX innovative capital management transaction. This financing transaction provides the company with flexible solutions that will help manage the Group’s reserves and capital in a cost efficient manner.

The initial size of this transaction is USD 300 million. AEGON will continue to explore further opportunities for securitizations and other innovative capital market transactions as part of an ongoing commitment to manage capital and reserve requirements efficiently and effectively.

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Appendix I • Americas • The Netherlands • United Kingdom • Other countries

AMERICAS - EARNINGS

USD millions	Notes	1Q 2008	1Q 2007%
	1
Underlying earnings before tax by line of business
Life		159	153	4
Accident and health		115	116	(1)
Life and protection		274	269	2
Fixed annuities		95	86	10
Variable annuities		70	66	6
Retail mutual funds		4	4	0
Individual savings and retirement products		169	156	8
Pensions and asset management		45	41	10
Institutional guaranteed products		141	94	50
BOLI/COLI		21	21	0
Institutional products		162	115	41
Reinsurance		65	47	38
Share in net results of associates		1	(1)	N.M.
Underlying earnings before tax		716	627	14
Over / (under) performance of fair value items		(560)	35	N.M.
Operating earnings before tax		156	662	(76)

Operating earnings before tax by line of business
Life		135	155	(13)
Accident and health		109	117	(7)
Life and protection		244	272	(10)
Fixed annuities		8	98	(92)
Variable annuities		(103)	69	N.M.
Retail mutual funds		4	4	0
Individual savings and retirement products		(91)	171	N.M.
Pensions and asset management		38	42	(10)
Institutional guaranteed products		(99)	110	N.M.
BOLI/COLI		17	21	(19)
Institutional products		(82)	131	N.M.
Reinsurance		46	47	(2)
Share in net results of associates		1	(1)	N.M.
Operating earnings before tax		156	662	(76)

Gains/(losses) on investments		(71)	174	N.M.
Impairment charges		(21)	16	N.M.
Income before tax		64	852	(92)
Income tax		(103)	(227)	(55)
Net income		(39)	625	N.M.

Net underlying earnings		522	476	10
Net operating earnings		111	500	(78)

Commissions and expenses		1,169	1,192	(2)
of which operating expenses		547	532	3

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AMERICAS - SALES

USD millions	Notes	1Q 2008	1Q 2007%
New life sales
Life single premiums		241	650	(63)
Life recurring premiums annualized		238	248	(4)
Total recurring plus 1/10 single		262	313	(16)

Life		187	172	9
BOLI/COLI		14	60	(77)
Reinsurance		61	81	(25)
Total recurring plus 1/10 single		262	313	(16)

New premium production accident and health insurance		237	219	8

Gross deposits (on and off balance) by line of business
Fixed annuities		459	253	81
Variable annuities		974	892	9
Retail mutual funds		773	741	4
Pensions and asset management		4,252	3,470	23
Institutional guaranteed products		4,870	10,198	(52)
Reinsurance		2	0	N.M.
Total gross deposits		11,330	15,554	(27)

Net deposits (on and off balance) by line of business
Fixed annuities		(1,192)	(1,723)	31
Variable annuities		(279)	(232)	(20)
Retail mutual funds		247	245	1
Pensions and asset management		1,644	821	100
Institutional guaranteed products		(1,792)	2,549	N.M.
Reinsurance		(23)	0	N.M.
Total net deposits		(1,395)	1,660	N.M.

REVENUE GENERATING INVESTMENTS
		At Mar. 31 2008	At Dec. 31 2007
Revenue generating investments (total)	7	317,075	325,999	(3)
Investments general account		132,172	134,678	(2)
Investments for account of policyholders		76,192	81,663	(7)
Off balance sheet investments third parties		108,711	109,658	(1)

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Americas

¡	Strong underlying earnings growth of 14% reflects organic growth, the acquisition of Merrill Lynch’s life insurance companies and higher investment spreads

¡	Double digit sales growth in both Individual savings & retirement and pensions, and retail life sales up 9%

¡	Operating earnings significantly affected by market valuations on fair value items

¡	No significant impairments reflecting high quality of investment portfolio

“AEGON Americas reported solid underlying earnings growth of 14% during the first quarter. For the most part, the basics of our diversified business portfolio continued to perform well in a difficult economic environment,” said Pat Baird, CEO of AEGON Americas. “We believe our investment portfolio and investment oriented products to be well positioned to weather the difficult credit environment. Our operating earnings and net income were negatively affected by widening credit spreads and market valuations being determined primarily by distressed sellers of certain asset classes.”

Overview

AEGON Americas’ underlying performance remained strong and all business lines reported organic growth, with the exception of fixed annuities. Higher investment spreads in the institutional business contributed positively to earnings, as did the inclusion of Merrill Lynch’s life insurance companies. However, Americas faced significant headwinds during the first quarter with unprecedented credit spread widening and growing concerns of an economic slowdown in the United States. These led to mark-to-market valuations impacting the operating earnings.

Retail life sales showed continued growth, with a double-digit increase in deposits in both Individual savings & retirement and pensions. The current financial crisis did however affect production in AEGON Americas’ institutional business.

The investment portfolio continues to weather the current turmoil in terms of impairment charges. Although the subprime portfolio experienced negative revaluations this quarter due to credit spread widening there were no impairments on this portfolio.

Underlying earnings before tax

¡	Underlying earnings from Life & protection remained relatively flat. Strong organic growth was offset by unfavorable mortality experience.

¡

Earnings from Individual savings & retirement increased by 8% thanks to a favorable mortality experience on a closed structured settlement block, as well as additional income from the Merrill Lynch acquisition.

¡	Continued organic growth resulted in a 10% increase in underlying earnings from Pensions & asset management activities.

¡

Underlying earnings from the Institutional line of business were up 41%. The decrease in short term interest rates during the quarter produced strong positive spreads on institutional guaranteed products, while BOLI/COLI earnings remained flat.

¡	Life reinsurance earnings increased 38% on solid growth and positive mortality.

Operating earnings before tax

Operating earnings before tax declined to USD 156 million, primarily due to the dislocation of financial markets. Increased financial market volatility had a significant negative mark-to-market impact on items carried at fair value.

These fair value items include hedge funds, derivatives, total return annuities and guarantees on variable annuities like GMWB and Canadian segregated funds. Each of these underperformed during the quarter, including hedge funds, which underperformed after ten straight quarters of outperformance. The total underperformance (against long-term expected returns) of fair value items during the quarter was USD 560 million versus an overperformance in the first quarter 2007 of USD 35 million.

¡	Operating earnings from Life & protection business were negatively impacted by USD 30 million, due primarily to the underperformance of hedge fund investments.

Local knowledge. Global power. |  Page 10 of 37

¡

Individual savings & retirement business showed an overall underperformance in fair value items of USD 260 million. A drop in the risk free rate in Canada resulted in an underperformance of AEGON Canada’s segregated funds. Low interest rates in the United States, meanwhile, led to declines in the value of AEGON USA’s total return and GMWB products.

¡	Earnings from Pensions & asset management activities declined as a result of an underperformance in fair value items totaling USD 7 million.

¡

The continued widening of credit spreads caused significant negative mark-to-market on credit derivatives. A large part of the underperformance is related to the synthetic CDO program managed by the Institutional business. While these assets cause substantial short-term operating earnings volatility, AEGON does not expect any cash losses on this program and believes these market adjustments will reverse over time as the transactions under the program mature. Total underperformance of earnings in the Institutional business was USD 244 million.

¡

Earnings from life reinsurance were in line with last years’ earnings. Although underlying earnings contributed positive growth of USD 18 million, this was offset by the underperformance of fair value assets and the total return product run off.

Net income

AEGON Americas reported a net loss for the first quarter of USD 39 million, a reflection of lower operating earnings and the impact of impairment charges and realized investment losses.

Net income was also impacted by an extraordinary tax expense totaling USD 90 million related to an internal reinsurance agreement between US and Irish companies within the AEGON Group. These agreements contain an embedded derivative, valued on a mark-to-market basis. While there is no direct impact on AEGON’s overall pre-tax earnings (since any gain or loss on the embedded derivative is eliminated in consolidation), the tax rate differential between the United States and Ireland does cause fluctuations in tax expenses.

Commissions and expenses

Commissions and expenses decreased 2%. Operating expenses increased 3% driven by increases in employee benefit and acquisition expenses.

Sales and deposits

Retail life production increased 9% primarily as a result of a growth in both sales of high net worth products and in direct marketing activities. This was partly offset by declines in both BOLI/COLI production, as compared to a strong first quarter in 2007, and life reinsurance where clients seek higher retention levels. In total, new life sales in the Americas declined to USD 262 million.

In deposits, double-digit growth in both pensions and Individual savings & retirement line of business were offset by a large decrease in institutional deposits. The result was a decline in total gross deposits of 27%.

Fixed annuity deposits were up 81%, with especially strong sales through the bank channel due in part to a more favorable interest rate environment and rate specials with key accounts. Variable annuity deposits, up 9%, were spurred by the introduction of the new Retirement Income Choice benefit rider. Despite volatile equity markets, sales through the bank, broker /dealer and fee planner channels rose by 17% and 63% respectively. This increase was offset by declines in Canada, and in the direct marketing and agency channels.

Pension deposits continued to show significant growth, up 27%, with particularly strong results from the larger case market.

New spread-based institutional sales declined by 66% in the first quarter on strict pricing discipline through a volatile spread environment.

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Value of new business

VNB of USD 118 million was down 20%. Life and Protection VNB increased 66% on higher sales, better returns and lower expenses. However, lower sales volumes in the Institutional and Life reinsurance business led to an overall decline in total VNB. Pensions enjoyed strong sales growth, but reported flat VNB as a result of lower terminal funding sales linked to new retirement plans. The internal rate of return on new business was virtually unchanged at 12.6%.

Please refer to page 27 of this release for further details on AEGON’s VNB.

Revenue generating investments

Total revenue generating investments decreased by 3% in the first quarter to USD 317 billion.

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THE NETHERLANDS - EARNINGS

EUR millions	Notes	1Q 2008	1Q 2007%
	1
Underlying earnings before tax by line of business
Life		32	28	14
Accident and health		8	10	(20)
Life and protection		40	38	5
Saving products		1	5	(80)
Retail mutual funds		0	0	N.M.
Individual savings and retirement products		1	5	(80)
Pensions and asset management		51	42	21
Distribution		11	8	38
General insurance		10	(6)	N.M.
Underlying earnings before tax		113	87	30
Over / (under) performance of fair value items		(29)	12	N.M.
Operating earnings before tax		84	99	(15)

Operating earnings before tax by line of business
Life		32	28	14
Accident and health		8	10	(20)
Life and protection		40	38	5
Saving products		1	5	(80)
Retail mutual funds		0	0	N.M.
Individual savings and retirement products		1	5	(80)
Pensions and asset management		22	54	(59)
Distribution		11	8	38
General insurance		10	(6)	N.M.
Operating earnings before tax		84	99	(15)

Gains/(losses) on investments		(49)	138	N.M.
Impairment charges		(17)	(5)	N.M.
Income before tax		18	232	(92)
Income tax		1	(41)	N.M.
Net income		19	191	(90)

Net underlying earnings		92	62	48
Net operating earnings		70	74	(5)

Commissions and expenses		310	294	5
of which operating expenses		219	200	10

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THE NETHERLANDS - SALES

EUR millions	Notes	1Q 2008	1Q 2007%
New life sales
Life single premiums		445	379	17
Life recurring premiums annualized		26	24	8
Total recurring plus 1/10 single		71	62	15

Life		31	24	29
Pensions		40	38	5
Total recurring plus 1/10 single		71	62	15

New premium production accident and health insurance		6	7	(14)
New premium production general insurance		8	7	14

Gross deposits (on and off balance) by line of business
Saving deposits		648	569	14
Pensions and asset management		47	110	(57)
Total gross deposits		695	679	2

Net deposits (on and off balance) by line of business
Saving deposits		(72)	(65)	(11)
Pensions and asset management		36	(1,077)	N.M.
Total net deposits		(36)	(1,142)	97

REVENUE GENERATING INVESTMENTS

		At Mar. 31 2008	At Dec. 31 2007

Revenue generating investments (total)	7	64,965	65,643	(1)
Investments general account		31,460	30,813	2
Investments for account of policyholders		20,649	21,354	(3)
Off balance sheet investments third parties		12,856	13,476	(5)

Local knowledge. Global power. |  Page 14 of 37

The Netherlands

¡	Underlying earnings before tax up 30% on higher investment income and the consolidation of a life insurance company

¡	Operating earnings significantly affected by market valuations on fair value items

¡	New life sales up 15% on strong growth in individual annuities

“From an operational point of view, the Netherlands showed good progress during the first quarter,” said Jos Streppel, AEGON’s Chief Financial Officer. “Underlying earnings were up and, in most lines of business, sales increased. But financial markets were volatile and inevitably impacted our operating earnings.”

Overview

AEGON The Netherlands reported an increase in underlying earnings before tax of 30% in the first quarter, a result of higher investment income, better claim experience from the general insurance activities and the inclusion of a life insurance company acquired in June 2007. For most lines of business, sales increased, while immediate annuities showed the strongest gains. Operating earnings before tax, however, were lower, primarily driven by a lower valuation of private equity investments.

Underlying earnings before tax

¡

Earnings for the life business were up 14%, primarily on higher investment income. Despite positive technical results, earnings from Accident & health insurance at EUR 8 million were lower than last year because of an increase in expenses.

¡	The individual savings business, meanwhile, reported lower earnings, due to higher guarantee costs.

¡

Underlying earnings for Pensions & asset management increased by 21%. Higher investment income and the inclusion of a Dutch life insurance company, contributed positively to earnings, partly offset by lower technical results.

¡	Lower expenses and an increase in commission income led to higher earnings from Distribution.

¡	General insurance reported a significant improvement in its performance as earnings for the first quarter last year were negatively affected by claims from severe winter storms.

Operating earnings before tax

Operating earnings before tax decreased by 15%, as a result of a decline in the value of the company’s private equity investments. Changes to the fair value of private equity investments are reflected in the operating earnings of the Pensions & asset management business.

Net income

Net income was significantly down. This decline was the result of a number of different factors including lower operating earnings, a decrease in investment gains on equities, negative movements in the fair value of guarantees (net of hedging), and the impact of impairments on equities. Investment gains were lower following the decision to sell a significant part of the equity portfolio in 2007. The increase in the fair value of guarantees during the first quarter reflected lower equity markets and an increase in the volatility of financial markets. The effective tax rate was low, mainly due to the presence of tax-exempt gains and earnings.

Commissions and expenses

Commissions and expenses rose 5%, largely because of higher operating expenses, which is mainly the result of an increase in employee benefit charges and higher project spending.

Sales and deposits

Total new life sales in the Netherlands grew by 15%, thanks primarily to very strong sales of immediate annuities. Pension sales were also up, a reflection of increased sales in the institutional market and higher sales through the broker channel. Sales of managed assets decreased, however, largely because of intense competition in this segment of the market. Accident and health production was also lower, mainly because of a decline in sales of the ‘WIA’ disability product. General insurance production was up, the result of the inclusion of several large contracts.

Gross deposits of saving products showed an increase in the first quarter, a reflection of recent marketing campaigns and more attractive interest rates. Inflows in the ‘Levensloop’ product remained relatively stable, while overall ‘Levensloop’ assets continued to grow. Total net deposits improved significantly.

Local knowledge. Global power. |  Page 15 of 37

Value of new business

As a result of changes to its business mix, the VNB declined. The company’s internal rate of return, meanwhile, reached 10.7%, close to AEGON’s hurdle rate of 11%.

Please refer to page 27 for more detailed information on VNB.

Revenue generating investments

At the end of March 2008, revenue generating investments totaled EUR 65 billion, down fractionally from end-2007 levels. The decrease is a reflection of lower equity markets during the first quarter.

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UNITED KINGDOM - EARNINGS

GBP millions	Notes	1Q 2008	1Q 2007%
Operating earnings before tax by line of business
Life		8	5	60
Accident and health		0	0	N.M.
Life and protection		8	5	60
Pensions and asset management		28	38	(26)
Distribution		(2)	1	N.M.
Operating earnings before tax		34	44	(23)

Gains/(losses) on investments		2	1	100
Other income/(charges)	10	(41)	10	N.M.
Income before tax		(5)	55	N.M.
Income tax attributable to policyholder return		41	(7)	N.M.
Income before income tax on shareholders return		36	48	(25)
Income tax on shareholders return		(5)	(10)	(50)
Net income		31	38	(18)

Net underlying earnings		30	37	(19)
Net operating earnings		30	37	(19)

Commissions and expenses		157	144	9
of which operating expenses		98	90	9

Local knowledge. Global power. |  Page 17 of 37

UNITED KINGDOM - SALES

GBP millions	Notes	1Q 2008	1Q 2007%
New life sales	11
Life single premiums		1,498	1,827	(18)
Life recurring premiums annualized		141	114	24
Total recurring plus 1/10 single		291	297	(2)

Life		55	48	15
Pensions		236	249	(5)
Total recurring plus 1/10 single		291	297	(2)

Gross deposits (on and off balance) by line of business
Pensions and asset management		112	185	(39)
Total gross deposits		112	185	(39)

Net deposits (on and off balance) by line of business
Pensions and asset management		(41)	56	N.M.
Total net deposits		(41)	56	N.M.

REVENUE GENERATING INVESTMENTS

		At Mar. 31 2008	At Dec. 31 2007
Revenue generating investments (total)	7	50,551	53,115	(5)
Investments general account		4,233	4,157	2
Investments for account of policyholders		43,611	46,095	(5)
Off balance sheet investments third parties		2,707	2,863	(5)

Local knowledge. Global power. |  Page 18 of 37

United Kingdom

¡	Operating earnings decline on lower financial markets

¡	Growth in group pension and individual annuities were offset by lower sales of personal pensions and investment bonds

¡	Value of new business up 3% in local currency; margins continued to improve

“Our strategy is bearing fruit,” said Otto Thoresen, CEO of AEGON UK. “We saw steady growth in our annuity, individual protection and corporate pension businesses during the quarter. In addition, we’re making strong progress with our bank distribution partnerships and our efforts to extend the range of products and services we offer. Financial market volatility, however, had an impact on both our earnings and on general market sentiment.”

Overview

Operating earnings before tax declined 23%, due primarily to the impact of lower bond and equity markets on fund-related charges in the pension business. Strong growth in sales of group pensions and individual annuities were offset by declines in personal pensions and investment bonds. The value of new business rose by 3% in local currency, despite lower sales volumes.

Underlying earnings before tax

In the UK underlying earnings equal operating earnings.

Operating earnings before tax

¡

Earnings from Life & protection operations grew 60% as result of continued growth in the company’s annuity and individual protection businesses, following a successful strategy to expand into higher margin products.

¡	Earnings from Pensions & asset management business were 26% lower as a decline in asset values during the quarter led to a fall in income from fund-related charges.

¡

Lower sales and the cost of new investments resulted in a decrease in earnings from AEGON UK’s distribution activities. Tax changes on investment products, worsening investor sentiment and concerns over the UK housing market all contributed to the overall decline in sales.

Net income

Net income decreased by 18% due to lower operating earnings. A higher proportion of earnings was generated by the Life & protection business, which is taxed at a lower rate. The company’s effective tax rate fell to 13.5%, following the UK government’s recent decision to reduce corporation tax.

Commissions and expenses

Total commissions and expenses rose 9%. Operating expenses were higher as a result of recent business growth and an increase in performance-related costs in the company’s asset management business. Higher amortization charges as a result of maturing of the portfolio also led to an increase in expenses.

Sales and deposits

Overall, new life sales were down 2%. Sales of group pensions and annuities showed strong growth, but were offset by a decline in individual pensions and investment bonds.

Sales of individual pensions were lower compared with the record levels seen last year. These record levels were the result of exceptional activity following ‘Pension A-Day’ in May 2006. Meanwhile, recent tax changes and increased financial market volatility led to lower sales of investment bonds, retail mutual funds and managed assets. Currently, AEGON UK has a relatively small share of the on-shore investment bond market. However, this is expected to grow in the coming months, following the launch of a new investment bond product earlier this year. This product offers customers a wide choice of funds, flexible charging and commission structures and the certainty of capital guarantees.

Local knowledge. Global power. |  Page 19 of 37

In Q2 2008 AEGON will launch a pension contract called Income for Life. This is a variable annuity style contract, developed for the at-retirement pension market.

Value of new business

VNB increased 3% in local currency as a result of further improvement in margins, despite a decline in sales volumes. Much of the improvement in margins was concentrated in the annuity and individual protection businesses. In the first quarter, the internal rate of return on new business rose to 13.0%.

Please refer to page 27 for more detailed information on VNB.

Revenue generating investments

At the end of March 2008, AEGON UK had a total of GBP 51 billion in revenue generating investments, a decline compared with end-2007 levels due to lower equity and bond markets.

Local knowledge. Global power. |  Page 20 of 37

OTHER COUNTRIES - EARNINGS

EUR millions	Notes	1Q 2008	1Q 2007%
Operating earnings before tax by line of business
Life		17	8	113
Accident and health		2	1	100
Life and protection		19	9	111
Variable annuities		1	0	N.M.
Retail mutual funds		1	0	N.M.
Individual savings and retirement products		2	0	N.M.
Pensions and asset management		3	4	(25)
General insurance		7	8	(13)
Share in net results of associates		8	8	0
Operating earnings before tax		39	29	34

Gains/(losses) on investments		0	2	N.M.
Impairment charges		(1)	0	N.M.
Income before tax		38	31	23
Income tax		(10)	(14)	(29)
Net income		28	17	65

Net underlying earnings		27	16	69
Net operating earnings		27	16	69

Commissions and expenses		91	79	15
of which operating expenses		43	39	10

Local knowledge. Global power. |  Page 21 of 37

OTHER COUNTRIES - SALES

EUR millions	Notes	1Q 2008	1Q 2007%
New life sales	11
Life single premiums		172	272	(37)
Life recurring premiums annualized		39	55	(29)
Total recurring plus 1/10 single		56	82	(32)

Life		56	82	(32)
Total recurring plus 1/10 single		56	82	(32)

New premium production accident and health insurance		2	2	0
New premium production general insurance		8	5	60

Gross deposits (on and off balance)
Variable annuities		35	2	N.M.
Retail mutual funds		48	18	167
Pensions and asset management		151	126	20
Total gross deposits		234	146	60

Net deposits (on and off balance)
Variable annuities		34	1	N.M.
Retail mutual funds		6	6	0
Pensions and asset management		92	102	(10)
Total net deposits		132	109	21

REVENUE GENERATING INVESTMENTS

		At Mar. 31 2008	At Dec. 31 2007
Revenue generating investments (total)	7	10,724	10,885	(1)
Investments general account		4,878	4,801	2
Investments for account of policyholders		2,655	2,729	(3)
Off balance sheet investments third parties		3,191	3,355	(5)

Local knowledge. Global power. |  Page 22 of 37

Other countries

¡	Operating earnings up 34% on strong performance from the life business

¡	Pension deposits in CEE show further significant growth

¡	Lower equity markets result in overall decline in life sales

Overview

Other countries reported a 34% increase in operating earnings before tax, primarily the result of strong life earnings. Deposits rose as AEGON’s pension business in CEE continued to show significant growth as well as strong growth of variable annuity deposits in Taiwan. However, declining equity markets during the quarter resulted in a 32% decline in new life sales. Other countries generated almost a quarter of AEGON’s value of new business in the first quarter, a reflection of their continued importance to the Group.

Underlying earnings before tax

In Other countries underlying earnings equal operating earnings.

Operating earnings before tax

¡	Operating earnings from Life & protection more than doubled to EUR 19 million as a result of strong growth from the in-force book in Poland and a release of EUR 4 million from reserves in Hungary.

¡	Operating earnings from Individual savings & retirement products increased to EUR 2 million due to higher fee income from retail mutual funds in Hungary and higher variable annuity sales in Taiwan.

¡

Pensions & asset management posted a slight decrease in operating earnings during the quarter as higher contributions from Hungary and Poland were offset by the cost of investments in new pension funds in the Czech Republic, Romania and Slovakia.

¡	Operating earnings from General insurance also declined, due primarily to higher claims in Hungary following severe storms in the country last March.

¡	Operating earnings from associate companies were unchanged.

Net income

Other countries reported a 65% increase in net income. The increase was the result of higher operating earnings and lower taxes, partly offset by a decline in gains on investments.

Commissions and expenses

Commissions and expenses increased by 15%. The majority of this increase was due to the cost of investments in new ventures in CEE and the inclusion of a number of newly acquired companies. In addition, a shift to regular premium products in the region led to an increase in commissions.

Sales and deposits

In CEE, new life sales declined to EUR 22 million. Regular premium sales increased 9% as a result of the successful development of broker and agency networks in Slovakia and the Czech Republic. However, this was more than offset by the decline in single premium sales in Poland because of weaker equity markets.

In Asia, new life sales in Taiwan decreased to EUR 13 million as a result of lower equity markets and the ongoing shift from traditional to unit-linked products and variable annuity deposits, which amounted to EUR 35 million. In the coming months, new variable annuity products will be introduced. Unit-linked products accounted for 70% of new life sales for Taiwan in the first quarter. In China, single premium sales increased to EUR 18 million as a result of strong single premium unit-linked sales in the bank channel. Sales increases in China stem primarily from recent efforts to expand AEGON’s distribution network in the country and the introduction of new products. Further progress in this regard has been made with the opening earlier this month of a new branch office in the southern Chinese province of Guangdong.

In Spain, new life sales increased to EUR 18 million as a result of higher recurring premium sales. The partnership with CAM, which is not consolidated in AEGON’s accounts, saw a decrease of 37% in new life sales. CAM is currently in the process of implementing a new sales strategy to grow sales again going forward.

Individual savings & retirement net deposits increased strongly to EUR 40 million primarily as a result of higher variable annuity deposits in Taiwan.

Sales of mortgages in Hungary continued to grow with a total of EUR 35 million provided to homebuyers.

Local knowledge. Global power. |  Page 23 of 37

Pension & asset management net deposits decreased 10% to EUR 92 million. Continued strong pension deposits in CEE were partly offset by lower deposits in the asset management business.

General insurance new premium production rose to EUR 8 million as a result of a successful sales campaign for motor insurance in Hungary.

Value of new business

VNB from Other countries decreased 11%, primarily as a result of lower sales volumes. Other countries accounted for 23% of AEGON’s total VNB. In Asia, the decrease in VNB was due largely to a change in product mix and lower production in Taiwan. In CEE, VNB was up 64%, buoyed by the launch of a new mandatory pension fund in Romania, which added EUR 7 million in value of new business. Excluding the new pension fund in Romania, overall VNB from CEE increased 14%. In Spain, VNB decreased mainly due to lower sales from CAM. Asia accounted for 12% of VNB from Other countries, CEE for 55% and France and Spain for the remaining 33%. By 2010, AEGON strives for Other countries’ contribution to VNB to reach between 30% and 35%.

The internal rate of return (IRR) in Asia rose in the first quarter as a result of a shortening in the expected average duration of unit-linked policies. The reduction in IRR in CEE is a reflection of lower rates of return on the Romanian pension business and its significant contribution to overall VNB from the region. In Spain, AEGON’s bank distribution partnerships continued to deliver high rates of return.

Please refer to page 27 for more detailed VNB information.

Revenue generating investments

Revenue generating investments decreased 1% in the first quarter as a result of lower financial markets.

Local knowledge. Global power. |  Page 24 of 37

Appendix II - Tables

NET UNDERLYING EARNINGS GEOGRAPHICALLY

EUR millions	Notes	1Q 2008	1Q 2007%
	1
Americas		348	364	(4)
The Netherlands		92	62	48
United Kingdom		40	55	(27)
Other countries		27	16	69
Holding and other activities		(4)	(42)	90
Net underlying earnings		503	455	11

OVER / UNDER PERFORMANCE OF FAIR VALUE ITEMS

EUR millions
Operating earnings before tax		342	641	(47)
(Over) / under performance of fair value items - Americas		374	(27)	N.M.
(Over) / under performance of fair value items - The Netherlands		29	(12)	N.M.
(Over) / under performance of fair value items - Holding and other activities		(87)	0	N.M.
Underlying earnings before tax		658	602	9

Net underlying earnings		503	455	11

AMERICAS - OVER / UNDER PERFORMANCE OF FAIR VALUE ITEMS

USD millions
Over / (under) performance of fair value items by line of business
Life and protection		(30)	3	N.M.
Individual savings and retirement products		(260)	15	N.M.
Pensions and asset management		(7)	2	N.M.
Institutional products		(244)	15	N.M.
Reinsurance		(19)	0	N.M.
Total over / (under) performance of fair value items		(560)	35	N.M.

Total over / (under) performance of fair value items in EUR		(374)	27	N.M.

NETHERLANDS - OVER / UNDER PERFORMANCE OF FAIR VALUE ITEMS

EUR millions
Over / (under) performance of fair value items by line of business
Pensions and asset management		(29)	12	N.M.
Total over / (under) performance of fair value items		(29)	12	N.M.

EXPLANATION

Certain assets held by AEGON Americas and AEGON The Netherlands are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets. Based on current holdings and asset class returns, the long-term expected return on an annual basis is 8-10%, depending on the asset class, including cash income and market value changes. The expected earnings from these assets classes are net of DPAC where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuity products of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying earnings.

The Holding includes certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The widening of AEGON’s credit spread resulted in a gain of EUR 87 mln on the fair value movement on these bonds.

Local knowledge. Global power. |  Page 25 of 37

SALES

EUR millions	1Q 2008	1Q 2007%
New life sales	686	826	(17)
Gross deposits (on and off balance)	8,636	12,976	(33)

New life sales
Life single premiums	2,757	3,875	(29)
Life recurring premiums annualized	410	438	(6)
Total recurring plus 1/10 single	686	826	(17)

Life	284	308	(8)
Pensions	352	410	(14)
BOLI/COLI	9	46	(80)
Reinsurance	41	62	(34)
Total recurring plus 1/10 single	686	826	(17)

New premium production accident and health insurance	166	176	(6)
New premium production general insurance	16	12	33

Gross deposits (on and off balance)
Fixed annuities	306	193	59
Variable annuities	685	683	0
Saving products	648	569	14
Retail mutual funds	564	584	(3)
Pensions and asset management	3,183	3,161	1
Institutional guaranteed products	3,249	7,786	(58)
Reinsurance	1	0	N.M.
Total gross deposits	8,636	12,976	(33)

Net deposits (on and off balance) by line of business
Fixed annuities	(795)	(1,316)	40
Variable annuities	(152)	(175)	13
Saving deposits	(72)	(65)	(11)
Retail mutual funds	171	192	(11)
Pensions and asset management	1,170	(264)	N.M.
Institutional guaranteed products	(1,195)	1,946	N.M.
Reinsurance	(15)	0	N.M.
Total net deposits	(888)	318	N.M.

EMPLOYEE NUMBERS

	At Mar. 31 2008	At Dec. 31 2007
Number of employees	30,734	30,414

Local knowledge. Global power. |  Page 26 of 37

VALUE OF NEW BUSINESS AND IRR

		VNB	VNB		IRR	IRR
EUR millions, after tax	Notes	EUR 1Q 2008	EUR 1Q 2007%		% 1Q 2008	% 1Q 2007
Americas		79	113	(30)	12.6	12.8
The Netherlands		12	15	(20)	10.7	13.4
United Kingdom		53	58	(9)	13.0	12.5
Asia		5	12	(58)	17.0	13.2
Central and Eastern Europe		23	14	64	39.0	47.7
Other European Countries		14	21	(33)	43.2	47.2
Total		186	232	(20)	18.4	17.9

MODELED NEW BUSINESS, APE AND DEPOSITS

EUR millions	Notes	Premium business APE		Deposit business Deposits
	12
Americas		295	335	5,997	10,807
The Netherlands		73	67	0	0
United Kingdom		378	446	0	0
Asia		17	35	7	0
Central and Eastern Europe		25	27	17	3
Other European Countries		59	64	6	4
Total		847	975	6,026	10,814

VNB/PVNBP SUMMARY

		Premium business				Deposit business
		VNB	PVNBP	VNB/ PVNBP	VNB/ APE	VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits
EUR millions	Notes	1Q 2008%			%	1Q 2008%			%
	13
Americas		49	1,438	3.4	16.5	30	6,828	0.4	0.5
The Netherlands		12	625	1.9	16.2	0	0	—	—
United Kingdom		53	2,573	2.0	13.9	0	0	—	—
Asia		5	99	4.6	26.6	1	51	1.3	10.0
Central and Eastern Europe		12	166	7.1	48.2	12	400	2.9	68.6
Other European Countries		14	542	2.6	23.5	0	6	3.1	3.1
Total		144	5,444	2.6	16.9	42	7,284	0.6	0.7

Local knowledge. Global power. |  Page 27 of 37

Notes:

1)

2007 Q1 information has been adjusted to reflect the retrospective application of the change in accounting principles relating to guarantees in the Netherlands and, where applicable, the change in definition of operating earnings to include AEGON’s share in the net results of associates and a new line of business format. These changes were implemented in Q2 2007.

2)

Certain assets held by AEGON Americas and AEGON The Netherlands are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships and convertible bonds. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuity products of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying earnings.

The Holding includes certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The widening of AEGON’s credit spread resulted in a gain of EUR 87 million on the fair value movement on these bonds. Underlying earnings exclude this amount.

3)	Net income refers to net income attributable to equity holders of AEGON N.V.
4)	New life sales is defined as new recurring premiums + 1/10 of single premiums.
5)	Deposits on and off balance sheet.
6)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
7)	As of 2008, Real estate for own use (both general account and for account of policyholders) has been reclassified from revenue generating investments to other assets.
8)	Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate.
9)	All ratios exclude AEGON’s revaluation reserve.
10)	Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax.

There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

11)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

12)	APE = recurring premium + 1/10 single premium.
13)	PVNBP: Present Value New Business Premium.

Local knowledge. Global power. |  Page 28 of 37

Appendix III - Financial information

CONDENSED CONSOLIDATED BALANCE SHEETS

EUR millions		At Mar. 31 2008	At Dec. 31 2007%
Investments general account		125,359	132,861	(6)
Investments for account of policyholders		126,273	142,384	(11)
Investments in associates		470	472	(0)
Deferred expenses and rebates		11,082	11,488	(4)
Other assets and receivables		18,948	18,484	3
Cash and cash equivalents		10,383	8,431	23
Total assets		292,515	314,120	(7)

Shareholders’ equity		12,597	15,151	(17)
Other equity instruments		4,801	4,795	0
Minority interest		15	16	(6)
Group equity		17,413	19,962	(13)
Insurance contracts general account		84,394	88,496	(5)
Insurance contracts for account of policyholders		70,543	78,394	(10)
Investment contracts general account		33,636	36,089	(7)
Investment contracts for account of policyholders		55,875	63,756	(12)
Other liabilities		30,654	27,423	12
Total equity and liabilities		292,515	314,120	(7)

CAPITAL BASE

Group equity		17,413	19,962	(13)
Trust pass-through securities		137	143	(4)
Subordinated borrowings		34	34	0
Senior debt related to insurance activities		1,313	1,255	5
Total capital base		18,897	21,394	(12)

CONDENSED CONSOLIDATED INCOME STATEMENT

EUR millions	Notes	1Q 2008	1Q 2007%
	1
Premium income		6,315	7,352	(14)
Investment income		2,422	2,562	(5)
Fee and commission income		434	459	(5)
Other revenues		1	2	(50)
Total revenues		9,172	10,375	(12)
Income from reinsurance ceded		335	438	(24)
Results from financial transactions		(8,900)	1,479	N.M.
Total income		607	12,292	(95)

Benefits and expenses		270	11,258	(98)
Impairment charges		34	(2)	N.M.
Interest charges and related fees		95	97	(2)
Total charges		399	11,353	(96)

Share in net results of associates		9	7	29
Income before tax		217	946	(77)
Income tax		(64)	(239)	(73)
Net income attributable to equity holders of AEGON N.V.		153	707	(78)

Net income per common share
Basic earnings per share		0.07	0.42	(83)
Dilluted earnings per share		0.07	0.42	(83)

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

EUR millions	At Mar. 31 2008	At Dec. 31 2007
Shareholders’ equity at January 1	15,151	18,605
Net income	153	2,551
Movements in foreign currency translations reserve	(1,066)	(1,445)
Movements in revaluation reserves	(1,510)	(2,164)
Total recognized net income for the period	(2,423)	(1,058)

Dividends paid on ordinary shares	0	(583)
Preferred dividend	0	(85)
Repurchased and sold own shares	(73)	(1,438)
Coupons on perpetuals (net of tax)	(46)	(175)
Other changes	(12)	(115)
Shareholders’ equity at end of period	12,597	15,151

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

EUR millions	Notes	1Q 2008	1Q 2007%
	1
Cash flow from operating activities		1,615	2,711	(40)

Cash flow from investing activities
Purchase and disposal of intangible assets		(1)	(1)	0
Purchase and disposal of equipment		(11)	(8)	(38)
Purchase, disposal and dividends of subsidiaries and associates		(6)	(256)	98
		(18)	(265)	93

Cash flow from financing activities
Issuance and purchase of share capital		(73)	(114)	36
Issuance, repayment and coupuons of perpetuals		(62)	(55)	(13)
Issuance, repayment and finance interest on borrowings		810	108	N.M.
		675	(61)	N.M.

Net increase/ (decrease) in cash and cash equivalents		2,272	2,385	(5)

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AMOUNTS PER COMMON SHARE

	Notes	1Q 2008	1Q 2007%
	1
Net income in EUR	2	0.07	0.42	(83)
Net income fully diluted in EUR	2	0.07	0.42	(83)

Net income in USD		0.10	0.55	(82)
Net income fully diluted in USD		0.10	0.55	(82)

Net operating earnings in EUR	2	0.15	0.28	(46)
Net operating earnings fully diluted in EUR	2	0.15	0.28	(46)

Net operating earnings in USD		0.22	0.37	(41)
Net operating earnings fully diluted in USD		0.22	0.37	(41)

		At Mar. 31 2008	At Dec. 31 2007
Shareholders’ equity in EUR	3	7.03	8.69
Shareholders’ equity in USD	3	11.12	12.79

NET INCOME PER COMMON SHARE CALCULATION

EUR millions (except per share data)	Notes	1Q 2008	1Q 2007%
	1
Net income		153	707	(78)
Coupons on perpetuals		(46)	(41)	(12)
Net income attributable to ordinary shareholders		107	666	(84)

Weighted average number of ordinary shares outstanding		1,499	1,581	(5)
Net income per share		0.07	0.42	(83)

Quarterly net income per share

first quarter		0.07	0.42	(83)
second quarter			0.34
third quarter			0.31
fourth quarter			0.40

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SEGMENT REPORTING

EUR millions	Notes	1Q 2008	1Q 2007%
	1
Operating earnings before tax geographically
Americas		104	505	(79)
The Netherlands		84	99	(15)
United Kingdom		45	66	(32)
Other countries		39	29	34
Holding and other activities		64	(56)	N.M.
Eliminations		6	(2)	N.M.
Total operating earnings before tax		342	641	(47)

Revenues geographically
Americas		3,341	4,005	(17)
The Netherlands		2,368	2,218	7
United Kingdom		2,914	3,504	(17)
Other countries		533	631	(16)
Holding and other activities		60	222	(73)
Eliminations		(44)	(205)	79
Total revenues		9,172	10,375	(12)

Revenues
Life insurance gross premiums		5,573	6,566	(15)
Accident and health insurance		569	615	(7)
General insurance		173	171	1
Total gross premiums		6,315	7,352	(14)
Investment income		2,422	2,562	(5)
Fee and commission income		434	459	(5)
Other revenues		1	2	(50)
Total revenues		9,172	10,375	(12)

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INVESTMENTS GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At March 31, 2008	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,095	46	Shares	1,325	1,921	58	194	91	3,589
96,170	4,182	Bonds	60,821	18,287	5,255	3,977	21	88,361
19,626	5	Loans	12,412	9,094	6	611	0	22,123
13,554	0	Other financial assets	8,572	97	0	96	0	8,765
727	0	Investments in real estate	460	2,061	0	0	0	2,521
132,172	4,233	Investments general account	83,590	31,460	5,319	4,878	112	125,359
0	21,354	Shares	0	8,764	26,833	201	(18)	35,780
0	12,765	Bonds	0	10,904	16,041	287	0	27,232
76,192	2,753	Separate accounts and investment funds	48,186	0	3,459	2,043	0	53,688
0	5,080	Other financial assets	0	981	6,383	124	0	7,488
0	1,659	Investments in real estate	0	0	2,085	0	0	2,085
76,192	43,611	Investments for account of policyholders	48,186	20,649	54,801	2,655	(18)	126,273

208,364	47,844	Investments on balance sheet	131,776	52,109	60,120	7,533	94	251,632
108,711	2,707	Off balance sheet investments third parties	68,752	12,856	3,402	3,191	0	88,201
317,075	50,551	Total revenue generating investments *)	200,528	64,965	63,522	10,724	94	339,833

		Investments
102,707	4,159	Available-for-sale	64,955	19,020	5,226	2,253	116	91,570
19,626	5	Loans	12,412	9,094	6	611	0	22,123
0	0	Held-to-maturity	0	0	0	1,966	0	1,966
85,304	42,021	Financial assets at fair value through profit or loss	53,949	21,934	52,803	2,703	(22)	131,367
727	1,659	Investments in real estate	460	2,061	2,085	0	0	4,606
208,364	47,844	Total investments on balance sheet	131,776	52,109	60,120	7,533	94	251,632

INVESTMENTS GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At December 31, 2007	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,386	48	Shares	1,621	1,997	66	181	70	3,935
98,834	4,104	Bonds	67,138	18,225	5,595	3,951	22	94,931
19,813	5	Loans	13,459	8,517	7	571	0	22,554
12,890	0	Other financial assets	8,756	66	0	98	0	8,920
755	0	Investments in real estate	513	2,008	0	0	0	2,521
134,678	4,157	Investments general account	91,487	30,813	5,668	4,801	92	132,861
0	23,291	Shares	0	9,736	31,757	212	(24)	41,681
0	13,360	Bonds	0	10,628	18,216	248	0	29,092
81,663	2,820	Separate accounts and investment funds	55,474	0	3,845	2,165	0	61,484
0	4,785	Other financial assets	0	990	6,525	104	0	7,619
0	1,839	Investments in real estate	0	0	2,508	0	0	2,508
81,663	46,095	Investments for account of policyholders	55,474	21,354	62,851	2,729	(24)	142,384

216,341	50,252	Investments on balance sheet	146,961	52,167	68,519	7,530	68	275,245
109,658	2,863	Off balance sheet investments third parties	74,491	13,476	3,903	3,355	0	95,225
325,999	53,115	Total revenue generating investments *)	221,452	65,643	72,422	10,885	68	370,470

		Investments
104,391	4,080	Available-for-sale	70,913	19,163	5,563	2,310	98	98,047
19,813	5	Loans	13,459	8,517	7	571	0	22,554
0	0	Held-to-maturity	0	0	0	1,876	0	1,876
91,382	44,328	Financial assets at fair value through profit or loss	62,076	22,479	60,441	2,773	(30)	147,739
755	1,839	Investments in real estate	513	2,008	2,508	0	0	5,029
216,341	50,252	Total investments on balance sheet	146,961	52,167	68,519	7,530	68	275,245

*)	As of 2008, Real estate for own use (both general account and for account of policyholders) has been reclassified from revenue generating investments to other assets. The comparative 2007 information has been adjusted accordingly.

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ASSETS AND CAPITAL GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR
		At March 31, 2008
236,902	53,622	Assets business units	149,824	62,851	67,381	9,151	289,207
		Other assets					3,308
		Total assets on balance sheet					292,515

17,260	1,984	Capital in units	10,916	3,056	2,493	1,373	17,838

		Total capital base					18,897
		Other net liabilities					(1,059)
		Total					17,838

		At December 31, 2007
243,946	55,495	Assets business units	165,713	62,009	75,668	9,205	312,595
		Other assets					1,525
		Total assets on balance sheet					314,120

19,056	2,166	Capital in units	12,945	3,079	2,954	1,413	20,391

		Total capital base					21,394
		Other net liabilities					(1,003)
		Total					20,391

RECONCILIATION NON-GAAP MEASURES TO INCOME BEFORE TAX

EUR millions	Notes	1Q 2008	1Q 2007%
	1
Net operating earnings		267	484	(45)
Income tax on operating earnings		75	157	(52)
Operating earnings before tax		342	641	(47)
Net gains and losses on investments		(39)	283	N.M.
Impairment charges		(32)	7	N.M.
Policyholder tax		(54)	15	N.M.
Income before tax		217	946	(77)

Currencies

Income statement items: average rate 1 EUR = USD 1.4989 (2007: USD 1.3097).

Income statement items: average rate 1 EUR = GBP 0.7569 (2007: GBP 0.6699).

Balance sheet items: closing rate 1 EUR = USD 1.5812 (2007: USD1.3318; year-end 2007: USD 1.4721).

Balance sheet items: closing rate 1 EUR = GBP 0.7958 (2007: GBP 0.6798; year-end 2007: GBP 0.7334).

Notes:

1)

As adjusted for the retrospective application of the accounting change and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates. These changes were implemented in Q2 2007.

2)	After deduction of preferred dividend and coupons on perpetuals.
3)	Shareholders’ equity per share is calculated after deduction of the preferred share capital of EUR 2.1 billion (at Dec. 31, 2007:

EUR 2.1 billion) and considering the number of treasury shares. The number of common shares used in the calculation of shareholders’ equity per share is 1,492 million (at Dec. 31, 2007: 1,500 million).

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Other explanatory notes

The interim condensed consolidated financial statements included in Appendix III have been prepared in accordance with IAS 34 ‘Interim financial reporting. It does not include all of the information required for full financial statements and should therefore be read together with the 2007 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report over 2007.

As of January 1, 2008, AEGON reclassified, on the phase of its balance sheet, the real estate for own use from Investments general account and Investments for account of policyholders to Other assets and receivables. In addition AEGON reclassified cash flows from real estate held for own use as cash flows from operating activities to investing activities, to the extent that they relate to real estate that is occupied by AEGON’s own employees. The comparative 2007 information has been adjusted accordingly. This change reduced Investments general account by EUR 330 million and Investments for account of policyholder by EUR 141 million with an offsetting increase in Other assets and receivables of EUR 471 million.

All other accounting policies and methods of computation applied in the interim financial statements are the same as those applied in the 2007 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. For AEGON this is equal to IFRS as published by the International Accounting Standards Board.

The published figures in these interim financial statements are unaudited.

Condensed consolidated income statement

The result from financial transactions in Q1 2008 amount to a loss of EUR 8,900 million compared to a gain of EUR 1,479 million in Q1 2007. This decrease primarily reflects losses on investments for account of policyholders. These losses are offset by a decrease in the benefits and expenses line which decreases from an amount of EUR 11,258 million in Q1 2007 to EUR 270 million in Q1 2008.

Capital and funding

The capital management section, provided on pages 6 & 7, includes information on issuances, repurchases and repayments of debt and equity securities effectuated in this interim reporting period.

Business combinations

On February 21, 2008, AEGON Hungary signed an agreement to purchase 100% of the registered capital of UNIQA Asset Management Company and Heller-Saldo 2000 Pension Fund Management Company, both Hungarian entities, from UNIQA Insurance Company.

The shares will be transferred to AEGON by June 30, 2008, subject to the approval of the regulatory authorities. Following the acquisition, assets under management will increase by approximately EUR 300 million.

On February 26, 2008, AEGON has entered into an agreement to acquire 100% of Ankara Emeklilik Anonim Sirketi (Ankara Emeklilik), a Turkish life insurance and pension provider, from Polis Bakim ve Yardim Sandigi. The transaction is subject to regulatory approval in Turkey, and is expected to close in the first half of 2008. Ankara Emeklilik has a presence in the Turkish life insurance and private pension market, with over 54,000 pension fund members and approximately EUR 35 million in assets under management. Ankara Emeklilik sells its products and services through a variety of different channels and has an agreement in place to distribute through a nationwide network of 236 branches belonging to Şekerbank.

Commitments and contingencies

There have been no material changes in contingent assets and liabilities reported in the 2007 consolidated financial statements of AEGON.

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Events after the balance sheet date

On April 21, 2008, AEGON and China’s Industrial Securities have completed the establishment of their asset management joint venture following the recent final approval by the regulatory authorities. Under the agreement, AEGON has acquired a 49% interest in Industrial Fund Management Company (IFMC), a Chinese mutual fund manager with approximately EUR 3 billion assets under management as of March 31, 2008. Industrial Securities, one of China’s leading securities companies, will retain the remaining 51% of IFMC.

The initial agreement was announced on May 28, 2007. The joint venture will be renamed AEGON Industrial Fund Management Company. Both shareholders will be equally represented in the Board of Directors. The current management team, led by CEO Yang Dong, will continue to lead AEGON Industrial FMC with the objective of becoming one of the top players in the Chinese fund management market. Over the past two years, assets under management have increased from EUR 600 million to EUR 3 billion.

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About AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Group Corporate Communications & Investor Relations

Media relations	Media conference call

Phone: + 31 (0)70 – 344 8344	8:15 am CET
E-mail: gcc-ir@aegon.com	Audio webcast on www.aegon.com

Investor relations	Analyst & investor call

Phone: + 31 (0)70 –344 8305 or +1 877 548 9668 –toll free USA only	3:00 pm CET
E-mail: ir@aegon.com	Audio webcast on www.aegon.com

Call-in numbers:

Financial supplement	USA	+1 480 629 1990

AEGON’s 2008 Financial supplement is	UK	+44 208 515 2301
available on www.aegon.com	NL	+31 20 796 5332

Website www.aegon.com

Cautionary note regarding non-GAAP measures

This press release includes certain non-GAAP financial measures: net operating earnings, operating earnings before tax, net underlying earnings, underlying earnings before tax and value of new business. The reconciliation of net operating earnings and operating earnings before tax to the most comparable IFRS measures is provided on page 34. A reconciliation of (net) underlying earnings to operating earnings before tax is provided on page 25. Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not be viewed as a substitute for IFRS financial measures. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

¡	The frequency and severity of insured loss events;

¡	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Changes in the policies of central banks and/or governments;

¡	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

¡	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

¡	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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